NO ACT

PE
12-21-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10010483

Received SEC
JAN 25 2010
Washington, DC 20549

January 25, 2010

Charles E. Baker
Vice President and General Counsel
Ball Corporation
10 Longs Peak Drive
Broomfield, CO 80021-2510

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-25-2010

Re: Ball Corporation
Incoming letter dated December 21, 2009

Dear Mr. Baker:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Ball by the California Public Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

January 25, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ball Corporation
Incoming letter dated December 21, 2009

The proposal asks that the company, in compliance with applicable law, take the steps necessary to reorganize the board of directors into one class subject to election each year.

There appears to be some basis for your view that Ball may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause Ball to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Ball omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Julie F. Rizzo
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ball Corporation
10 Longs Peak Drive, Broomfield, CO 80021-2510 (303) 469-3131 Fax (303) 460-2691
Reply to: P.O. Box 5000, Broomfield, CO 80038-5000

Charles E. Baker
Vice President and General Counsel
(303) 460-2001
E-mail: cbaker@ball.com

December 21, 2009

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Ball Corporation
Shareholder Proposal of California Public Employees' Retirement System Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

Ball Corporation, an Indiana corporation (the "Company"), has received a proposed shareholder resolution and statements in support thereof from the California Public Employees' Retirement System (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials"). The proposal relates to declassifying the Company's Board of Directors (the "Board") by providing for the reorganization of the Board into one class subject to election each year (the "Proposal").

For the reasons set forth below, the Company believes that the Proposal may be excluded under Sections (i)(2) and (i)(6) of Rule 14a-8 ("Rule 14a-8") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because:

- it would, if implemented, cause the Company to violate the law of the State of Indiana, to which the Company is subject; and
- the Company would lack the power or authority to implement the proposal.

Therefore, on behalf of the Company, I hereby respectfully request that the staff of the Commission's Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is by copy of this correspondence informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The resolution included in the Proposal requests that the Company, in compliance with applicable law, take the steps necessary to reorganize the Board into one class subject to election each year. The Proposal and related correspondence is attached hereto as **Exhibit A.**

The Bases For Exclusion

The Company hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Sections (i)(2) and (i)(6) of Rule 14a-8 because implementation of the Proposal would cause the Company to violate Indiana law, namely the Indiana Business Corporation Law (the "IBCL"), to which the Company is subject, and because the Company would lack the power or authority under the IBCL to implement the Proposal, which would be taking action inconsistent with Indiana law.

The Company was established in Indiana in the 1880s and was formally incorporated in that State in 1920. The IBCL requires companies with shares registered under Section 12 of the Exchange Act such as the Company to maintain staggered boards of directors. The IBCL at Section 23-1-22-2 also provides a list of specific corporate powers and only permits taking any act that furthers the business and affairs of the corporation, including those enumerated, that "is not inconsistent with law". Thus, the Company is entitled to exclude the Proposal pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6).

Analysis

The Proposal may be excluded properly under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Indiana Code Sections 23-1-33-6(c) (the "Statute").

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Indiana and is, therefore, subject to the IBCL and the Statute. The Statute requires an Indiana corporation with a class of voting shares registered with the Commission under Section 12 of the Exchange Act to establish staggered terms of office for its board of directors unless, not later than thirty days after the later of (1) July 1, 2009 or (2) the time when the corporation's voting shares are registered under Section 12 of the Exchange Act, the board of directors of the corporation adopts a bylaw expressly electing not to be governed by the Statute. A bylaw expressly electing not to be governed by the Statute was not adopted by the Company within the time permitted for such adoption. Therefore, and based upon the supporting legal opinion of Indianapolis, Indiana based law firm Ice Miller LLP regarding Indiana law, which is attached hereto as **Exhibit B** (the "Indiana Law Opinion"), the Company believes the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the Statute.

Moreover, subsection (d) of the Statute sets forth a mandated process for staggering if the board of directors fails to provide for the staggering of board of director terms as required by subsection (c). Combined with the express terms of subsection (c) of the Statute, subsection (d) makes it clear that the Company may not now adopt a bylaw electing not to be governed by the Statute. Any attempt to do so would be taking an action by the Company that is inconsistent with law and therefore not within its corporate power to so act, as further articulated in the Indiana Law Opinion. Therefore, it may not, in compliance with applicable law, eliminate the staggered terms of its directors serving on the Board.

On multiple prior occasions, the Staff has permitted the exclusion of a shareholder proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) where the proposal, if implemented, would conflict with state law. For example, in TRW Inc. (avail. March 6, 2000), a proponent submitted a shareholder proposal requesting that the board of directors take "all necessary steps" to declassify the board of directors. The proposal further required that "a return to the current 3-year staggered-terms can be made only by a majority of shareholder votes cast, on a separate resolution." TRW argued that this majority vote provision conflicted with the voting threshold necessary to take such action under applicable Ohio law and that therefore it was properly excludable under Rules 14a-8(i)(2) and (i)(6), and the Staff concurred that the proposal was excludable pursuant to Rule 14a-8(i)(2) (noting that because the proposal could be excluded under Rule 14a-8(i)(2), the Staff did not address TRW's other bases for exclusion). Similarly, in AT&T Inc. (avail. Feb. 19, 2008) and The Boeing Corp. (avail. Feb. 19, 2008), the Staff permitted corporations to exclude, pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6), shareholder proposals requesting the company's boards of directors amend bylaws and any other relevant corporate documents to remove restrictions on the ability of shareholders to act by written consent after the companies argued such amendments would violate the Delaware General Corporation Law.

In accordance with these prior actions by the Staff, the Company believes the Proposal is excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because its implementation would violate the Statute, specifically the provisions mandating staggered boards of directors for companies with shares registered under Section 12 of the Exchange Act such as the Company, and because the Company lacks the power or authority necessary to implement the Proposal that is inconsistent with law.

Although the Proposal "asks" that the Company undertake the specified actions, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. See, e.g., Hewlett-Packard Co. (avail. Jan. 6, 2005) (concurring that implementation of the proposal would cause the company to violate state law because it requested a bylaw amendment to implement per capita voting); Gencorp Inc. (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareholder proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)). See also Badger Paper Mills, Inc. (avail. Mar. 15, 2000).

While the Proposal uses the phrase "take the steps necessary," such a phrase, as well as phrases that request a company to "take all necessary steps" or "initiate an appropriate process" to implement a proposal, do not prevent a proposal from being excludable under Rule 14a-8(i)(2) if the implementation of that proposal would otherwise conflict with state law. See, e.g. TRW Inc. (avail. Mar. 6, 2000) (permitting the exclusion of a shareholder proposal requesting the board "take all necessary steps" to declassify the board where a portion of the proposal conflicted with Ohio law) and PG&E Corp. (avail. Feb. 14, 2006) (permitting the exclusion of a shareholder proposal that requested the board "initiate an appropriate process" to implement a majority vote standard in director elections because a California statute required plurality voting in director elections). Thus, because the Proposal directly conflicts with the Statute and because the Company lacks the power or authority to implement the Proposal since it is inconsistent with law, the Company believes that it may properly exclude the Proposal under Rule 14a-8(i)(2).

In light of the foregoing, the Company believes the Proposal is excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because, as detailed in the Indiana Law Opinion, implementation of the Proposal would cause the Company to violate provisions of Indiana law and because the Company lacks the power or authority necessary to implement the Proposal that is inconsistent with law.

Conclusion

Based upon the analysis herein, I respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. I would be pleased to provide you with any additional information that would be helpful to you in connection with your analysis of the foregoing.

* * *

If I can be of any further assistance in this matter, please do not hesitate to call me at (303) 460-2001.

Very truly yours,

Charles E. Baker

Charles E. Baker
Vice President and General Counsel

Attachments

Exhibit A

COPY OF PROPOSAL

(See Attached)

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

November 12, 2009 **OVERNIGHT MAIL**

Ball Corporation
10 Longs Peak Drive
Broomfield, CO 80021
Attn: David A. Westerlund, Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Westerlund:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed. Please let me know if you require any additional information in order for this shareowner proposal to be properly presented and voted upon at the next annual meeting.

In response to your bylaw advance notice requirements, CalPERS discloses that it understands that the California State Teachers' Retirement System ("CalSTRS") supports the attached shareowner proposal. CalPERS and CalSTRS have discussed their respective corporate governance concerns at Ball Corporation and CalSTRS has encouraged CalPERS to engage the Ball Corporation over its corporate governance practices. There are no formal arrangements or understandings going forward and each entity is under no obligation to the other regarding their respective engagements, but it is likely that CalSTRS and CalPERS will communicate going forward regarding their respective engagements.

---

1 CalPERS is the owner of approximately 231,844 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting and attend the annual meeting, if necessary.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina M. Ratto (for)

PETER H. MIXON
General Counsel

Enclosures

cc: Mary Morris, Investment Officer – CalPERS
R. David Hoover, Chair & CEO – Ball Corporation

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Ball Corporation ("Company") ask that the Company, in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year. The implementation of this proposal should not affect the unexpired terms of directors elected to the board at or prior to the 2010 annual meeting.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund with approximately 1.6 million participants, and as the owner of approximately 231,844 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability of the Board to the Company's shareowners is of paramount importance. This is why we are sponsoring this proposal which, if implemented, would seek to reorganize the Board of Directors of the Company so that each director stands before the shareowners for re-election each year. We hope to eliminate the Company's so-called "classified board," whereby the directors are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote on a portion of the Board at any given time.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that when directors are accountable for their actions, they perform better. A staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). CalPERS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance. If the Company were to take the steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

We seek to improve that performance and ensure the Company's continued viability through this structural reorganization of the Board. If passed, shareowners might have the opportunity to register their views at each annual meeting – on performance of the Board as a whole and of each director as an individual.

CalPERS urges you to join us in voting to declassify the election of directors, as a powerful tool for management incentive and accountability. We urge your support FOR this proposal.

STATE STREET.

State Street California, Inc.
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: +1 510 521 7111
Facsimile: +1 510 337 5791

November 12, 2009

Ball Corporation
10 Longs Peak Dr.
Broomfield, CO 80021
Attn: David A. Westerlund, Corporate Secretary

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, to the best of our knowledge declares the following:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Ball Corporation, having a market value in excess of $2,000.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number *** FISMA & OMB Memorandum M-07-16 ***) of DTC and shares registered under participant *** FISMA & OMB Memorandum M-07-16 *** street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 12th day of November, 2009 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: [signature]

Name: Sauncerae Gans
Title: Client Service Officer

Exhibit B

ICE MILLER OPINION

(See Attached)

ICEMILLER LLP
LEGAL COUNSEL

December 21, 2009

WRITER'S DIRECT NUMBER: (317) 236-2435
DIRECT FAX: (317) 592-4637
INTERNET: Joseph.DeGroff@icemiller.com

Ball Corporation
10 Longs Peak Drive
Broomfield, CO 80021

RE: Shareholder Proposal from CalPERS

Ladies and Gentlemen:

As counsel to Ball Corporation, an Indiana corporation (the "Company"), we have at your request considered a proposal the Company received from the California Public Employees' Retirement System ("CalPERS") that CalPERS intends to present at the Company's 2010 annual meeting of shareholders (the "Proposal"). In this capacity, we have considered whether the Proposal may be excluded from the Company's proxy statement under the rules and regulations of the Securities and Exchange Commission ("SEC") under Rule 14a-8(i)(2) and (6).

In connection therewith, we have investigated those questions of Indiana law as we have deemed necessary or appropriate for purposes of this opinion. We have also examined originals, or copies certified or otherwise identified to our satisfaction, of those documents, corporate or other records, certificates and other papers that we deemed necessary to examine for purposes of this opinion, including:

1. The Proposal in the form in which it was submitted to the Company by CalPERS;

2. A copy of the Articles of Incorporation of the Company, together with all amendments thereto;

3. A copy of the Bylaws of the Company, as amended to date;

4. Minutes of certain meetings of the Company's Board of Directors held during 2009; and

5. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth in this letter, subject to the assumptions, limitations and qualifications stated herein.

We have also relied on, and assumed without investigation the accuracy of, a certificate of an officer of the Company.

For purposes of this opinion, we have also assumed (i) the genuineness of all signatures; (ii) the authenticity of all documents submitted to us as originals and the conformity to authentic originals of all documents submitted to us as copies; (iii) that the Company remains domiciled in Indiana and subject to the IBCL (defined below); (iv) that the Company's board of directors has not taken action to amend, alter or supersede the board's 2009 minutes; and (v) that no changes will occur in the applicable law or the pertinent facts prior to the issuance of the Company's proxy statement for the fiscal year ending December 31, 2009.

Discussion

You have asked for our opinion as whether the Proposal, if implemented, would violate Indiana Law.

Indiana Code § 23-1-33-6(c) (the "Statute") requires an Indiana corporation with a class of voting shares registered with the Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to establish staggered terms of office for its Board of Directors unless, not later than thirty days after the later of (1) July 1, 2009 or (2) the time when the corporation's voting shares are registered under Section 12 of the Exchange Act, the board of directors of the corporation adopts a bylaw expressly electing not to be governed by the Statute. Moreover, subsection (d) of the Statute sets forth a mandated process for staggering if the board of directors fails to provide for the staggering of board terms as required by subsection (c).

The Indiana Business Corporation Law (the "IBCL") also includes several provisions that limit corporation action that is inconsistent with Indiana law. Indiana Code § 23-1-21-2(b)(2) provides that an Indiana corporation may only include provisions in its articles of incorporation that are not inconsistent with law, including provisions regarding its board of directors. Indiana Code § 23-1-22-2(3) also qualifies a corporation's power to make and amend bylaws for managing the business and regulating the affairs of the corporation with the following: "not inconsistent with its articles of incorporation or with the laws of this state." Further, Indiana case law supports the proposition that unless specifically granted by statute, corporations do not have the power and authority to act. (See Ove Gnatt Company v. Jackson, 177 N.E. 607, 610 (Ind. App. 1931) and Indiana Bell Telephone Co., Inc. v. Indiana Utility Regulatory Com'n, 715 N.E.2d 351, 354 (Ind. 1999)). Accordingly, under the IBCL a corporation may not include provisions that violate Indiana law in its articles of incorporation, and its board of directors may not adopt bylaw provisions that conflict with its articles of incorporation or Indiana law.

The Company's voting shares were registered under Section 12 of the Exchange Act prior to July 1, 2009. No provision appears in the bylaws of the Company electing not to be governed by the Statute. In addition, an officer of the Company has certified to us that no action was taken approving any such bylaw provision prior to the statutory deadline.

Conclusion

Based upon the foregoing and subject to the assumptions set forth in this letter, it is our opinion that (i) the Company is subject to the Statute, (ii) neither the Company nor the Company's board of directors has the power or authority under Indiana law to adopt or implement the Proposal, (iii) the Proposal, if adopted by the shareholders and implemented by the Company's board of directors, would violate the Statute, and (iv) the Company is required under the Statute to maintain the staggered terms of office of its board of directors.

The opinion expressed herein is a matter of professional judgment, is not a guarantee of result and is effective only as of the date hereof. We do not undertake to advise you of any matter within the scope of this letter that comes to our attention after the date of this letter and disclaim any responsibility to advise you of any future changes in law or fact that may affect the opinion set forth herein. We express no opinion other than as hereinbefore expressly set forth.

No expansion of the opinion expressed herein may or should be made by implication or otherwise.

We hereby consent to the inclusion of this opinion letter in support of the Company's no-action letter request in connection with the Proposal.

Very truly yours,

Ice Miller LLP